UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

China Biologic Products Holdings, Inc.

(Name of the Issuer)

Beachhead Holdings Limited

Double Double Holdings Limited

Point Forward Holdings Limited

Centurium Capital Partners 2018, L.P.

Centurium Capital 2018 Co-invest, L.P.

PW Medtech Group Limited

2019B Cayman Limited

CITIC Capital China Partners IV, L.P.

Parfield International Ltd.

Amplewood Resources Ltd.

Marc Chan

HH SUM-XXII Holdings Limited

HH China Bio Holdings LLC

(Names of Persons Filing Statement)

Ordinary Shares, Par Value US$0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

Andrew Chan Chief Financial Officer Centurium Capital Management Ltd. Suite 1008, Two Pacific Place 88 Queensway, Admiralty Hong Kong +852 3643 0755	George Chen PW Medtech Group Limited Building 1, No. 23 Panlong West Road, Pinggu District, Beijing People’s Republic of China +86 (10) 8478 3617	Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong +852 3710 6889

Parfield International Ltd. Unit No. 21E, 21st Floor, United Centre 95 Queensway, Admiralty Hong Kong +852 2122 8902	Richard A. Hornung Hillhouse Capital Advisors, Ltd. 20 Genesis Close George Town, Grand Cayman KY1-1103 Cayman Islands + 345 749 8643

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Sarkis Jebejian, Esq.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

+1 212 446 4800

Gary Li, Esq.

Xiaoxi Lin, Esq.

Kirkland & Ellis

26th Floor, Gloucester Tower, The
Landmark

15 Queen’s Road Central, Hong Kong

+852 3761 3300

	Weiheng Chen, Esq. Jie Zhu, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F, Jardine House 1 Connaught Place, Central Hong Kong +852 3972 4955	Frank Sun, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852 2912 2512
Christopher H. Cunningham, Esq. K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, WA 98104-1158 Phone: +1 (206) 370 7639	Tim Gardner, Esq. William Welty, Esq. Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong +852 3476 9000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer

d.	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
US$258,989,080.00	US$33,616.78

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated based on (i) the purchase by Beachhead Holdings Limited (“Beachhead”) from PW Medtech Group Limited (“PWM”) of 1,000,000 ordinary shares, par value US$0.0001 per share (each, an “Ordinary Share”) of China Biologic Products Holdings, Inc. at US$101.00 per Ordinary Share, subject to further adjustment pursuant to the terms and conditions of that certain share purchase agreement, dated as of September 18, 2019, by and between Beachhead and PWM, (ii) the purchase by Beachhead from Parfield International Ltd. (“Parfield”) and/or Amplewood Resources Ltd. (“Amplewood”) of up to 700,000 Ordinary Shares at US$101.00 per Ordinary Shares, subject to further adjustment pursuant to the terms and conditions of that certain share purchase agreement, dated as of September 18, 2019, by and between Beachhead, on the one hand, and Parfield and Amplewood, on the other hand, (iii) the purchase by 2019B Cayman Limited from Double Double Holdings Limited (“Double Double”) of 266,533 Ordinary Shares at US$120.00 per Ordinary Share; (iv) the purchase by HH SUM-XXII Holdings Limited from Double Double of 210,876 Ordinary Shares at US$120.00 per Ordinary Share; and (v) the purchase by V-Sciences Investments Pte Ltd from Double Double of 250,000 Ordinary Shares at US$120.00 per Ordinary Share.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

TABLE OF CONTENTS

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Beachhead Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Beachhead”); (b) Double Double Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Double Double”); (c) Point Forward Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Point Forward”); (d) Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands (the “CCP 2018”); (e) Centurium Capital 2018 Co-invest, L.P., a limited partnership incorporated under the laws of the Cayman Islands (the “CCCI 2018” and, together with Beachhead, Double Double, Point Forward and CCP 2018, the “Centurium Filing Persons”); (f) PW Medtech Group Limited (“PWM”), an exempted company incorporated with limited liability under the laws of the Cayman Islands; (g) 2019B Cayman Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“2019B Cayman”); (h) CITIC Capital China Partners IV, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCCP IV” and, together with 2019B Cayman, the “CITIC Filing Persons”); (i) Parfield International Ltd., a British Virgin Islands company (“Parfield”); (j) Amplewood Resources Ltd., a British Virgin Islands company (“Amplewood”); (k) Marc Chan, a Canadian citizen (“Chan” and, together with Parfield and Amplewood, the “Parfield Filing Persons”); (l) HH China Bio Holdings LLC, a Cayman Islands limited liability company (“HH China Bio Holdings”); and (m) HH SUM-XXII Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“HH Sum” and, together with HH China Bio Holdings, the “Hillhouse Filing Persons”).

On September 18, 2019, Beachhead, PWM, Parfield, CCCP IV, HH Sum and V-Sciences Investments Pte Ltd (“Temasek”, together with Beachhead, PWM, Parfield, CCCP IV and HH Sum, the “Initial Consortium Members” and, the Initial Consortium Members together with any additional parties who may, after the date thereof, join the Consortium Agreement (as defined below) in accordance with the terms thereof, collectively, the “Buyer Consortium”) submitted a preliminary, non-binding proposal (the “Proposal”) to the board of directors (the “Board”) of China Biologic Products Holdings, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), pursuant to which they proposed to acquire all of the ordinary shares of the Company, par value US$0.0001 per share (each, an “Ordinary Share”), for US$120.00 in cash per Ordinary Share, other than those beneficially owned by any member of the Buyer Consortium or its affiliates (such proposed acquisition, the “Proposed Transaction”). In the Proposal, the Buyer Consortium indicated that they would negotiate and finalize definitive agreements with respect to the Proposed Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type, and that the Proposed Transaction was intended to be financed with equity financing or a combination of equity and debt financing. The equity financing would be provided by the members of the Buyer Consortium in the form of cash and through the rollover of a certain amount of equity interests in the Company held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the “Rollover Securities”). Debt financing, if used, would be primarily provided by one or more third party financial institutions.

On September 18, 2019, the Initial Consortium Members entered into a consortium agreement (as amended by the Consortium Agreement Amendment (as defined below) and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Consortium Agreement”), pursuant to which each Initial Consortium Member has agreed, among other things, to (i) cooperate with the other members of the Buyer Consortium in good faith to undertake due diligence with respect to the Company and its business, engage in discussions with the Company regarding the Proposal and negotiate in good faith the terms of the definitive documentation in connection with the Proposed Transaction as contemplated by the Proposal, (ii) for a period of 12 months after the date of the Consortium Agreement, work exclusively with each other member of the Buyer Consortium with respect to the Proposed Transaction and vote all equity securities of the Company held or otherwise beneficially owned by it or its affiliates in favor of the authorization and approval of the Proposed Transaction and any definitive documentation in connection therewith, and against any alternative transaction, (iii) for a period of 12 months after the date of the Consortium Agreement, not transfer any equity securities of the Company held by it or its affiliates, and not acquire any additional equity securities of the Company, except for (A) transfers to an affiliate of such Initial Consortium Member or another member of the Buyer Consortium, (B) certain other transactions approved by a majority of the Initial Consortium Members and (C) transfers and acquisitions pursuant to the share incentive plans of the Company or in connection with the settlement of certain existing derivative transactions involving any securities of the Company, and (iv) contribute its Rollover Securities to an investment holding company formed by the Buyer Consortium (“Parent”) in exchange for a certain number of newly issued shares of Parent, in each case subject to the terms and conditions of the Consortium Agreement. PWM’s obligations under the Consortium Agreement to vote in favor of the Proposed Transaction and contribute its Rollover Securities are subject to the approval by the shareholders of PWM at an extraordinary general meeting of PWM.

On September 18, 2019, Beachhead entered into (i) a share purchase agreement (the “PWM SPA”) with PWM, pursuant to and subject to the terms and conditions of which, PWM has agreed to sell to Beachhead, and Beachhead has agreed to purchase from PWM, 1,000,000 Ordinary Shares (the “PWM Sale Shares”) at the per Ordinary Share purchase price of US$101.00 (the “PWM Purchase Price”), subject to potential further adjustments in accordance with the PWM SPA, and (ii) a share purchase agreement (the “Parfield SPA”) with Parfield and Amplewood, pursuant to and subject to the terms and conditions of which, Parfield and/or Amplewood has agreed to sell to Beachhead, and Beachhead has agreed to purchase from Parfield and/or Amplewood, up to 700,000 Ordinary Shares (the “Parfield Sale Shares”) at the per Ordinary Share purchase price of US$101.00 (the “Parfield Purchase Price”), subject to potential further adjustments in accordance with the Parfield SPA.

On January 23, 2020, Double Double entered into a share purchase agreement with each of 2019B Cayman, a subsidiary of CCCP IV, HH Sum and Temasek (collectively, the “Centurium SPAs” and each, a “Centurium SPA”). Pursuant to, and subject to the terms and conditions of, the Centurium SPAs, Double Double has agreed to sell to 2019B Cayman, HH Sum and Temasek 266,533 Ordinary Shares, 210,876 Ordinary Shares and 250,000 Ordinary Shares (collectively, the “Centurium Sale Shares”), respectively, at the per Ordinary Share purchase price of US$120.00 (the “Centurium Sale Price”), which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

On January 23, 2020, Double Double, Point Forward and the other then-existing Initial Consortium Members entered into an Amendment No. 1 to the Consortium Agreement (the “Consortium Agreement Amendment”), to reflect, among other things, certain changes in the number of Rollover Securities held by the members of the Buyer Consortium and their respective affiliates that had occurred and that would occur if the transactions contemplated by the Centurium SPAs are consummated. By execution and delivery of the Consortium Agreement Amendment, each of Double Double and Point Forward joined the Buyer Consortium and, since January 23, 2020, all references to the “Buyer Consortium” in the Consortium Agreement include, in addition to the Initial Consortium Members, Double Double and Point Forward.

The Filing Persons are filing this Schedule 13E-3 because the proposed transactions contemplated under the PWM SPA, the Parfield SPA and the Centurium SPAs (such proposed transactions, collectively, the “Sales and Purchases of Shares” and each a “Sale and Purchase of Shares”), in light of the formation of the Buyer Consortium and the Proposed Transaction, could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. In particular, the Sales and Purchases of Shares may facilitate a transaction that would cause the Ordinary Shares to be held of record by fewer than 300 persons, the Ordinary Shares to be delisted from the NASDAQ Global Market and/or the termination of the registration of the Ordinary Shares under Section 12 of the Securities Act of 1933, as amended (the “Securities Act”).

At this time, there is no definitive agreement with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. To the knowledge of the Filing Persons, at this time, the special committee of the Board, formed to evaluate the Proposal or any other going-private transaction involving the Company (the “Special Committee”), has not made any definitive determination regarding the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. If and when such a transaction is agreed to between the Buyer Consortium and the Company, the Filing Persons intend to amend this Schedule 13E-3.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Proposed Transaction or the Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA or the Centurium SPAs, passed upon the merits or fairness of the Proposed Transaction or the Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA and the Centurium SPAs or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Item 1 Summary Term Sheet

This Schedule 13E-3 is being filed in connection with the Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA and the Centurium SPAs. In light of the formation of the Buyer Consortium and the Proposed Transaction, such Sales and Purchases of Shares could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act.

PWM SPA

Purchase Price

Pursuant to the terms and conditions of the PWM SPA, PWM has agreed to sell to Beachhead, and Beachhead has agreed to purchase from PWM, 1,000,000 Ordinary Shares at the per Ordinary Share purchase price of US$101.00. In the event that (i) the Proposed Transaction is consummated and (ii) the per Ordinary Share cash consideration set forth in a definitive agreement for the Proposed Transaction (the “Merger Consideration”) is greater than the PWM Purchase Price, Beachhead has agreed to pay PWM an additional amount equal to the product of (A) the number of PWM Sale Shares multiplied by (B) the excess of (1) the Merger Consideration over (2) the PWM Purchase Price. If, however, (i) a definitive agreement for the Proposed Transaction is executed but subsequently terminated, (ii) the Merger Consideration contemplated by such definitive agreement is greater than the PWM Purchase Price and (iii) another take-private transaction involving the Company other than the Proposed Transaction is consummated within 12 months from such termination and none of the Ordinary Shares held by Beachhead is rolled over in such transaction, Beachhead has agreed to pay PWM an additional amount equal to the product of (A) the number of PWM Sale Shares multiplied by (B) the excess of (1) the Merger Consideration (without regard to the fact that the Proposed Transaction had not been consummated) over (2) the PWM Purchase Price.

Closing

The closing of the transactions, including the sale and purchase of the PWM Sale Shares, contemplated under the PWM SPA will take place on the date that is the fifth business day following the satisfaction or waiver of the closing conditions contained in the PWM SPA described in Item 4 below or such other date as may be agreed by all the parties thereto.

Termination

The PWM SPA may be terminated prior to the closing of the transactions contemplated thereby:

●             by mutual written consent of PWM and Beachhead; or

●             by PWM or by Beachhead, if the closing of the sale and purchase of the PWM Sale Shares contemplated by the PWM SPA has not occurred on or before March 18, 2020.

Parfield SPA

Purchase Price

Pursuant to the terms and conditions of the Parfield SPA, Parfield and/or Amplewood has agreed to sell to Beachhead, and Beachhead has agreed to purchase from Parfield and/or Amplewood, up to 700,000 Ordinary Shares at the per Ordinary Share purchase price of US$101.00. In the event that (i) the Proposed Transaction is consummated and (ii) the Merger Consideration is greater than the Parfield Purchase Price, Beachhead has agreed to pay Parfield and/or Amplewood an additional amount equal to the product of (A) the number of Parfield Sale Shares multiplied by (B) the excess of (1) the Merger Consideration over (2) the Parfield Purchase Price. If, however, the sale and purchase of the Parfield Sale Shares under the Parfield SPA is consummated and the Proposed Transaction is not consummated, Parfield and/or Amplewood has agreed to purchase from Beachhead, and Beachhead has agreed to sell back to Parfield and/or Amplewood, the Parfield Sale Shares for the same aggregate purchase price that Beachhead paid to Parfield and/or Amplewood.

Closing

The closing of the transactions, including the sale and purchase of the Parfield Sale Shares, contemplated under the Parfield SPA will take place on the date that is the fifth business day following the satisfaction or waiver of the closing conditions contained in the Parfield SPA described in Item 4 below or such other date as may be agreed by all the parties thereto.

Termination

The Parfield SPA may be terminated prior to the closing of the transactions contemplated thereby:

●             by mutual written consent of Parfield and Amplewood, as the seller, and Beachhead, as the purchaser; or

●            by Parfield and Amplewood, as the seller, or by Beachhead, as the purchaser, if the closing of the sale and purchase of the Parfield Sale Shares contemplated by the Parfield SPA has not occurred on or before March 18, 2020.

Centurium SPAs

Purchase Price

Pursuant to the terms and conditions of the Centurium SPAs, Double Double has agreed to sell to each of 2019B Cayman, HH Sum and Temasek, and each of 2019B Cayman, HH Sum and Temasek has agreed to purchase from Double Double, 266,533 Ordinary Shares, 210,876 Ordinary Shares and 250,000 Ordinary Shares, respectively, at the Centurium Sale Price of US$120.00 per Ordinary Share, which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

Closing

The closing of the transactions contemplated under each Centurium SPA, including the sale and purchase of the applicable Centurium Sale Shares subject to such Centurium SPA, shall take place on the date that is the third business day following the satisfaction or waiver of the closing conditions contained in such Centurium SPA described in Item 4 below or such other date as may be agreed by all the parties thereto; provided that in no event shall the closing occur prior to the later of (i) the date that is 30 days following the date on which this Schedule 13E-3 is first filed with the SEC and (ii) the date that is 20 days following the date that this Schedule 13E-3 is disseminated in accordance with Rule 13e-3(f) under the Exchange Act.

Termination

Each Centurium SPA may be terminated prior to the closing of the transactions contemplated thereby:

●             by mutual written consent of Double Double, as the seller, and 2019B Cayman, HH Sum or Temasek (as applicable), as the purchaser, or

●             by Double Double or by 2019B Cayman, HH Sum or Temasek (as applicable), if the closing of the sale and purchase of the applicable Centurium Sale Shares contemplated by such Centurium SPA has not occurred on or before June 23, 2020.

Effect of the Sales and Purchases of Shares

After giving effect to the closings of all of the Sales and Purchases of Shares, (i) the Centurium Filing Persons will beneficially own 10,669,991 Ordinary Shares, representing 27.75% of the total outstanding Ordinary Shares issued by the Company, (ii) PWM will beneficially own 5,321,000 Ordinary Shares, representing 13.84% of the total outstanding Ordinary Shares issued by the Company, (iii) the Parfield Filing Persons will beneficially own 2,437,696 Ordinary Shares, representing 6.34% of the total outstanding Ordinary Shares issued by the Company (assuming that Parfield and/or Amplewood sells to Beachhead, and Beachhead purchases from Parfield and/or Amplewood, all 700,000 Parfield Sale Shares pursuant to the Parfield SPA), (iv) the CITIC Filing Persons will beneficially own 3,743,868 Ordinary Shares, representing 9.74% of the total outstanding Ordinary Shares issued by the Company, (v) (A) HH China Bio Holdings will directly hold 2,751,200 Ordinary Shares, representing 7.16% of the total outstanding Ordinary Shares issued by the Company, and (B) HH Sum will directly hold 210,876 Ordinary Shares, representing 0.54% of the total outstanding Ordinary Shares issued by the Company, and (vi) Temasek will beneficially own 1,240,000 Ordinary Shares, representing 3.23% of the total outstanding Ordinary Shares issued by the Company. The aforementioned ownership percentages are calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported in the Company’s Form 6-K filed with the SEC on November 13, 2019.

Item 2 Subject Company Information

The Filing Persons are filing this Schedule 13E-3 with respect to the Sales and Purchases of Shares of the subject Company, China Biologic Products Holdings, Inc., on the terms and subject to the conditions set forth in the PWM SPA, the Parfield SPA and the Centurium SPAs, as applicable.

The principal offices of the Company are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China. The Company’s telephone number is +86 (10) 6598-3111.

As of September 30, 2019, the Company had 38,446,969 Ordinary Shares issued and outstanding as reported in the Company’s Form 6-K filed with the SEC on November 13, 2019.

The Ordinary Shares are traded on the Nasdaq Global Select Market under the symbol “CBPO”. The high and low sales prices of the Ordinary Shares during each quarter during the last two years are as follows:

Quarter-End Date	High Sales Price (US$)	Low Sales Price (US$)
March 31, 2018	87.13	71.85
June 30, 2018	103.19	77.89
September 30, 2018	107.44	78.04
December 31, 2018	88.00	60.08
March 31, 2019	91.65	73.00
June 30, 2019	101.23	88.00
September 30, 2019	115.96	92.22
December 31, 2019	119.44	111.97
Current first quarter (through February 13, 2020)	118.30	114.58

According to information provided by the Company to the Filing Persons and the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 6, 2019, the Company has not paid any dividends during the past two years with respect to the Ordinary Shares.

On September 21, 2018, PWM subscribed for 800,000 Ordinary Shares at a price of US$100.90 per Ordinary Share pursuant to the terms and conditions of a certain share purchase agreement, dated as of August 24, 2018, by and between the Company and PWM.

From November 2018 to March 2019, Beachhead purchased a total of 2,447,720 Ordinary Shares (the “Open-Market-Purchased Shares”) in open market purchases, of which 1,321,755 Ordinary Shares were purchased during the fourth quarter of 2018 and 1,125,965 Ordinary Shares were purchased during the first quarter of 2019. The range of prices paid for such Open-Market-Purchased Shares that were purchased during the fourth quarter of 2018 was US$68.33 per Ordinary Share to US$$83.25 per Ordinary Share, and the range of prices paid for such Open-Market-Purchased Shares that were purchased during the first quarter of 2019 was US$74.27 per Ordinary Share to US$86.15 per Ordinary Share. The average purchase prices for such Open-Market-Purchased Shares for the fourth quarter of 2018 and the first quarter of 2019 were US$74.37 per Ordinary Share and US$81.04 per Ordinary Share, respectively. On December 14, 2018, Beachhead entered into a plan with UBS Securities LLC in accordance with Rule 10b5-1 of the Exchange Act (the “10b5-1 Plan”) for the purchase of up to the lesser of (i) such number of Ordinary Shares costing US$120,000,000 in aggregate and (ii) 1,875,000 Ordinary Shares during the period beginning on December 14, 2018 and ending on June 15, 2019. 1,509,184 Ordinary Shares of the total Open-Market-Purchased Shares were purchased by Beachhead pursuant to the 10b5-1 Plan.

On December 9, 2019, Beachhead and Double Double purchased a total of 4,199,680 Ordinary Shares (the “Capital Sale Shares”) at the per Ordinary Share purchase price of US$115.00 (the “Capital Sale Price”) from certain existing shareholders of the Company (collectively, the “Capital Sellers” and each, a “Capital Seller”), who were acting through either Capital Research and Management Company or Capital Bank & Trust Company, pursuant to that certain share purchase agreement (the “Capital SPA”), dated as of November 15, 2019, by and between Beachhead and Double Double, on one hand, and the Capital Sellers, on the other hand.

Item 3 Identity and Background of Filing Person

Centurium Filing Persons

Each of Beachhead, Double Double and Point Forward is an exempted company incorporated with limited liability under the laws of the Cayman Islands.

Each of CCP 2018 and CCCI 2018 is a limited partnership incorporated under the laws of the Cayman Islands. CCP 2018 holds 100% equity interest in Beachhead and Double Double, and CCCI 2018 holds 100% equity interest in Point Forward.

The address of the principal business and telephone number of each of the Centurium Filing Persons is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong and +852 3643 0755.

The principal business each of Beachhead, Double Double and Point Forward is investment holding. The principal business of each of CCP 2018 and CCCI 2018 is investment activities.

PWM

PWM is an exempted company incorporated with limited liability under the laws of the Cayman Islands. The principal business address and telephone number of PWM is Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China and +86 10 8478 3617. The principal business of PWM is investment holding.

CITIC Filing Persons

2019B Cayman is an exempted company incorporated with limited liability under the laws of the Cayman Islands. CCCP IV is a limited partnership formed under the laws of the Cayman Islands. CCCP IV holds 100% of the equity interest in 2019B Cayman.

The principal business address of CCCP IV and 2019B Cayman is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, and their business telephone number is + 852 3710 6889.

The principal business of CCCP IV is investment management for the benefit of its limited partners. The principal business of 2019B Cayman is investment holdings.

Parfield Filing Persons

Each of Parfield and Amplewood is a British Virgin Islands company.

Chan is the sole shareholder and sole director of each of Parfield and Amplewood. Chan is a Canadian citizen residing in Hong Kong.

The principal business address and telephone number of each of Parfield, Amplewood and Chan is Unit No. 21E, 21st Floor, United Centre, 95 Queensway, Admiralty, Hong Kong and +852 2122 8902.

The principal business of each of Parfield and Amplewood is investment in securities. The principal occupation of Chan is as a director of Huacomm Telecommunication Engineering (HK) Ltd.

Hillhouse Filing Persons

HH China Bio Holdings is a Cayman Islands limited liability company. The registered office and telephone number for HH China Bio Holdings is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Cayman Islands KY1-1205, +852 2179 1988.

HH Sum is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The registered office and telephone number for HH Sum is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Cayman Islands KY1-1205, +852 2179 1988.

Each of HH China Bio Holdings and HH Sum was formed for the purpose of holding investments.

Additional information regarding the Filing Persons is set forth in Annex A, which is attached hereto and incorporated herein by reference.

Item 4 Terms of the Transaction

This Schedule 13E-3 is being filed in connection with the Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA and the Centurium SPAs.

PWM SPA

Purchase Price

Pursuant to the terms and conditions of the PWM SPA, PWM has agreed to sell to Beachhead, and Beachhead has agreed to purchase from PWM, 1,000,000 Ordinary Shares at the per Ordinary Share purchase price of US$101.00. In the event that (i) the Proposed Transaction is consummated and (ii) the Merger Consideration is greater than the PWM Purchase Price, Beachhead has agreed to pay PWM an additional amount equal to the product of (A) the number of PWM Sale Shares multiplied by (B) the excess of (1) the Merger Consideration over (2) the PWM Purchase Price. If, however, (i) a definitive agreement for the Proposed Transaction is executed but subsequently terminated, (ii) the Merger Consideration contemplated by such definitive agreement is greater than the PWM Purchase Price and (iii) another take-private transaction involving the Company other than the Proposed Transaction is consummated within 12 months from such termination and none of the Ordinary Shares held by Beachhead is rolled over in such transaction, Beachhead has agreed to pay PWM an additional amount equal to the product of (A) the number of PWM Sale Shares multiplied by (B) the excess of (1) the Merger Consideration (without regard to the fact that the Proposed Transaction had not been consummated) over (2) the PWM Purchase Price.

Closing

The closing of the transactions, including the sale and purchase of the PWM Sale Shares, contemplated under the PWM SPA will take place on the date that is the fifth business day following the satisfaction or waiver of the closing conditions contained in the PWM SPA described below or such other date as may be agreed by all the parties thereto.

Closing Conditions

The obligation of PWM, as the seller, to complete the transactions contemplated under the PWM SPA is subject to the following conditions:

•	the accuracy of the representations and warranties of Beachhead set forth in the PWM SPA as of the date of the PWM SPA and as of the closing date of the sale and purchase of the PWM Sale Shares contemplated by the PWM SPA;
•	the performance by Beachhead of all of its pre-closing obligations contained in the PWM SPA in all material respects;
•	entry into a definitive agreement for the Proposed Transaction;
•	PWM obtaining valid consents or waivers for PWM to consummate the transactions contemplated by the PWM SPA;
•	the approval by PWM’s shareholders of the transactions contemplated by the PWM SPA;
•	PWM remaining as an Initial Consortium Member; and
•	no prohibition on consummating the transactions contemplated by the PWM SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

The obligation of Beachhead, as the purchaser, to complete the transactions contemplated under the PWM SPA is subject to the following conditions:

•	the accuracy of the representations and warranties of PWM set forth in the PWM SPA as of the date of the PWM SPA and as of the closing date of the sale and purchase of the PWM Sale Shares contemplated by the PWM SPA;
•	the performance by PWM of all of its pre-closing obligations contained in the PWM SPA in all material respects;
•	entry into a definitive agreement for the Proposed Transaction;
•	Beachhead obtaining valid consents or waivers for Beachhead to consummate the transactions contemplated by the PWM SPA; and
•	no prohibition on consummating the transactions contemplated by the PWM SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

Assignment

Neither PWM nor Beachhead may assign their rights or obligations under the PWM SPA without the prior written consent of the other party, except that Beachhead may assign its rights and obligations thereunder to its affiliates without the prior written consent of PWM.

Termination

The PWM SPA may be terminated prior to the closing of the transactions contemplated thereby:

●    by mutual written consent of PWM and Beachhead; or

●    by PWM or by Beachhead, if the closing of the sale and purchase of the PWM Sale Shares contemplated by the PWM SPA has not occurred on or before March 18, 2020.

Parfield SPA

Purchase Price

Pursuant to the terms and conditions of the Parfield SPA, Parfield and/or Amplewood has agreed to sell to Beachhead, and Beachhead has agreed to purchase from Parfield and/or Amplewood, up to 700,000 Ordinary Shares at the per Ordinary Share purchase price of US$101.00. In the event that (i) the Proposed Transaction is consummated and (ii) the Merger Consideration is greater than the Parfield Purchase Price, Beachhead has agreed to pay Parfield and/or Amplewood an additional amount equal to the product of (A) the number of Parfield Sale Shares multiplied by (B) the excess of (1) the Merger Consideration over (2) the Parfield Purchase Price. If, however, the sale and purchase of the Parfield Sale Shares under the Parfield SPA is consummated and the Proposed Transaction is not consummated, Parfield and/or Amplewood has agreed to purchase from Beachhead, and Beachhead has agreed to sell back to Parfield and/or Amplewood, the Parfield Sale Shares for the same aggregate purchase price that Beachhead paid to Parfield and/or Amplewood.

Closing

The closing of the transactions, including the sale and purchase of the Parfield Sale Shares, contemplated under the Parfield SPA will take place on the date that is the fifth business day following the satisfaction or waiver of the closing conditions of the Parfield SPA described below or such other date as may be agreed by all the parties thereto.

Closing Conditions

The obligation of Parfield and/or Amplewood, as the seller, to complete the transactions contemplated under the Parfield SPA is subject to the following conditions:

•	the accuracy of the representations and warranties of Beachhead set forth in the Parfield SPA as of the date of the Parfield SPA and as of the closing date of the sale and purchase of the Parfield Sale Shares contemplated by the Parfield SPA;
•	the performance by Beachhead of all of its pre-closing obligations contained in the Parfield SPA in all material respects;
•	entry into a definitive agreement for the Proposed Transaction; and
•	no prohibition on consummating the transactions contemplated by the Parfield SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

The obligation of Beachhead, as the purchaser, to complete the transactions contemplated under the Parfield SPA is subject to the following conditions:

•	the accuracy of the representations and warranties of Parfield and Amplewood set forth in the Parfield SPA as of the date of the Parfield SPA and as of the closing date of the sale and purchase of the Parfield Sale Shares contemplated by the Parfield SPA;
•	the performance by Parfield and Amplewood of all of their pre-closing obligations contained in the Parfield SPA in all material respects;
•	entry into a definitive agreement for the Proposed Transaction;
•	Beachhead obtaining valid consents or waivers for Beachhead to consummate the transactions contemplated by the Parfield SPA;
•	discharge of certain existing liens and any other liens to which the Parfield Sale Shares are subject; and
•	no prohibition on consummating the transactions contemplated by the Parfield SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

Assignment

None of Parfield, Amplewood and Beachhead may assign their rights or obligations under the Parfield SPA without the prior written consent of the other parties, except that Beachhead may assign its rights and obligations thereunder to its affiliates without the prior written consent of Parfield or Amplewood.

Termination

The Parfield SPA may be terminated prior to the closing of the transactions contemplated thereby:

●    by mutual written consent of Parfield and Amplewood, as the seller, and Beachhead, as the purchaser; or

●    by Parfield and Amplewood, as the seller, or by Beachhead, as the purchaser, if the closing of the sale and purchase of the Parfield Sale Shares contemplated by the Parfield SPA has not occurred on or before March 18, 2020.

Centurium SPAs

Purchase Price

Pursuant to the terms and conditions of the Centurium SPAs, Double Double has agreed to sell to each of 2019B Cayman, HH Sum and Temasek, and each of 2019B Cayman, HH Sum and Temasek has agreed to purchase from Double Double, 266,533 Ordinary Shares, 210,876 Ordinary Shares and 250,000 Ordinary Shares, respectively, at the Centurium Sale Price of US$120.00 per Ordinary Share, which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

Closing

The closing of the transactions under each Centurium SPA, including the sale and purchase of the applicable Centurium Sale Shares subject to such Centurium SPA, shall take place on the date that is the third business day following the satisfaction or waiver of conditions of such Centurium SPA described below or such other date as may be agreed by all the parties thereto; provided that in no event shall the closing occur prior to the later of (i) the date that is 30 days following the date on which this Schedule 13E-3 is first filed with the SEC and (ii) the date that is 20 days following the date that this Schedule 13E-3 is disseminated in accordance with Rule 13e-3(f) under the Exchange Act.

Closing Conditions

The obligation of Double Double, as the seller, to complete the transactions contemplated under each Centurium SPA is subject to the following conditions:

•	the accuracy of the representations and warranties of the applicable purchaser set forth in such Centurium SPA as of the date of such Centurium SPA and as of the closing date of the sale and purchase of the applicable Centurium Sale Shares contemplated by such Centurium SPA;
•	the performance by the applicable purchaser of all of its pre-closing obligations contained in such Centurium SPA in all material respects; and
•	no prohibition on consummating the transactions contemplated by such Centurium SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

The obligation of 2019B Cayman, HH Sum or Temasek, as the purchaser, to complete the transactions contemplated under the applicable Centurium SPA is subject to the following conditions:

•	the accuracy of the representations and warranties of Double Double set forth in such Centurium SPA as of the date of such Centurium SPA and as of the closing date of the sale and purchase of the applicable Centurium Sale Shares contemplated by such Centurium SPA;
•	the performance by Double Double of all of its pre-closing obligations contained in such Centurium SPA in all material respects; and
•	no prohibition on consummating the transactions contemplated by such Centurium SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

Assignment

Neither Double Double, as the seller, nor 2019B Cayman, HH Sum or Temasek, as the purchaser, may assign their rights or obligations under their respective Centurium SPAs without the prior written consent of the other party, except that each of 2019B Cayman, HH Sum and Temasek may assign its rights and obligations under its Centurium SPA to (i) any of its affiliates, (ii) any of the investment funds managed or advised by it or such affiliate, (iii) any of the investment vehicles of it, such affiliate or such fund (other than any portfolio companies of it, such affiliate or such fund) or (iv) any other member of the Buyer Consortium or any of such member’s affiliates.

Termination

Each Centurium SPA may be terminated prior to the closing of the transactions contemplated thereby

●    by mutual written consent of Double Double, as the seller, and 2019B Cayman, HH Sum or Temasek (as applicable), as the purchaser, or

●    by Double Double or by 2019B Cayman, HH Sum or Temasek (as applicable), if the closing of the sale and purchase of the applicable Centurium Sale Shares contemplated by such Centurium SPA has not occurred on or before June 23, 2020.

Effect of the Sales and Purchases of Shares

After giving effect to the closings of all of the Sales and Purchases of Shares, (i) the Centurium Filing Persons will beneficially own 10,669,991 Ordinary Shares, representing 27.75% of the total outstanding Ordinary Shares issued by the Company, (ii) PWM will beneficially own 5,321,000 Ordinary Shares, representing 13.84% of the total outstanding Ordinary Shares issued by the Company, (iii) the Parfield Filing Persons will beneficially own 2,437,696 Ordinary Shares, representing 6.34% of the total outstanding Ordinary Shares issued by the Company (assuming that Parfield and/or Amplewood sells to Beachhead, and Beachhead purchases from Parfield and/or Amplewood, all 700,000 Parfield Sale Shares pursuant to the Parfield SPA); (iv) the CITIC Filing Persons will beneficially own 3,743,868 Ordinary Shares, representing 9.74% of the total outstanding Ordinary Shares issued by the Company, (v) (A) HH China Bio Holdings will directly hold 2,751,200 Ordinary Shares, representing 7.16% of the total outstanding Ordinary Shares issued by the Company, and (B) HH Sum will directly hold 210,876 Ordinary Shares, representing 0.54% of the total outstanding Ordinary Shares issued by the Company, and (vi) Temasek will beneficially own 1,240,000 Ordinary Shares, representing 3.23% of the total outstanding Ordinary Shares issued by the Company. The aforementioned ownership percentages are calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported in the Company’s Form 6-K filed with the SEC on November 13, 2019.

Different Terms, Dissenters’ Rights, Provisions for Security Holders of the Company that are not Parties to the Sales and Purchases of Shares or Affiliates of such Parties, Eligibility of Listing or Trading

The Filing Persons are filing this Schedule 13E-3 because the Sales and Purchases of Shares could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. To the knowledge of the Filing Persons, at this time, the Special Committee has not made any definitive determination regarding the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. Therefore, in connection with the Sales and Purchases of Shares: (i) there are no terms or arrangements of a Rule 13e-3 transaction that treat any holders of Ordinary Shares differently from other holders of Ordinary Shares; (ii) there are no dissenters’ or appraisal rights available to the holders of Ordinary Shares under the laws of the Cayman Islands; (iii) no provision has been made to (A) grant security holders of the Company that are not parties to the Sales and Purchases of Shares or affiliates of such parties access to the corporate files of the Filing Persons or (B) obtain counsel or appraisal services at the expense of the Filing Persons; and (iv) there is no transaction involving the offer of securities of any of the Filing Persons in exchange for Ordinary Shares held by security holders of the Company that are not parties to the Sales and Purchases of Shares or affiliates of such parties.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

PWM/TianXinFu Share Exchange

On January 1, 2018, the Company acquired 80% of the equity interests in TianXinFu (Beijing) Medical Appliance Co., Ltd. (“TianXinFu”), a medical device company primarily engaged in the manufacturing and sale of regenerative medical biomaterial products, from PWM, which was not a shareholder of the Company before such transaction. In exchange for the acquisition of such equity interests in TianXinFu, the Company issued 5,521,000 Ordinary Shares to PWM, and PWM became a shareholder of the Company. In connection with such share issuance to PWM, the Company entered into an investor rights agreement with PWM (the “PWM IRA”) on January 1, 2018, pursuant to which the Company granted to PWM certain shelf and piggyback registration rights and a right to designate one director to the Board (subject to certain conditions). At the same time, the PWM IRA imposed on PWM certain transfer restrictions for a three-year lockup period and certain investment restrictions for so long as PWM has the right to designate any director to the Board. The PWM IRA also requires PWM to, during the lockup period, vote all shares of the Company beneficially owned by PWM in the manner recommended by the Board at any of the Company’s shareholders meetings, provided that PWM is not required to take any actions that would (a) be inconsistent with the fiduciary duties of the directors of PWM under applicable laws or (b) violate any applicable securities laws or stock exchange rules.

CITIC Proposal

On June 11, 2018, CCRE Holdings Limited (“CCRE”), an affiliate of CCCP IV, submitted a nonbinding proposal (the “CITIC Proposal”) to the Board to acquire all of the outstanding share capital of the Company not already owned by CCRE and its affiliates for US$110.00 in cash per Ordinary Share, which proposal was later withdrawn on August 23, 2018. Additional information regarding the CITIC Proposal and its withdrawal can be found in the Schedule 13D and the Amendment No. 1 to Schedule 13D filed by CCRE and certain other reporting persons with the SEC on June 18 and August 27, 2018, respectively.

2018 August Private Placements

On August 24, 2018, each of (i) Beachhead and Double Double, (ii) PWM, (iii) CITIC Capital MB Investment Limited (“CCMB”), an affiliate of CCCP IV and (iv) HH Bio China Holdings entered into a share purchase agreement with the Company for the subscription of 3,050,000 Ordinary Shares, 800,000 Ordinary Shares, 1,000,000 Ordinary Shares and 1,000,000 Ordinary Shares, respectively, at a per Ordinary Share purchase price of US$100.90. On the same date, the Company issued 1,800,000 Ordinary Shares to Beachhead, 1,000,000 Ordinary Shares to CCMB and 1,000,000 Ordinary Shares to HH Bio China Holdings, pursuant to their respective share purchase agreements. On September 4, 2018, Double Double assigned its rights and obligations under its share purchase agreement to Beachhead, and the Company issued 1,250,000 additional Ordinary Shares to Beachhead thereafter pursuant to Beachhead and Double Double’s share purchase agreement. On September 21, 2018, the Company issued 800,000 Ordinary Shares to PWM pursuant to PWM’s share purchase agreement.

In connection with these share subscriptions, on August 24, 2018 the Company entered into separate investor rights agreements with (i) Beachhead and Double Double (the “Centurium IRA”), (ii) CCMB (the “CITIC IRA”) and (iii) HH Bio China Holdings (the “Hillhouse IRA,” and together with the PWM IRA, the Centurium IRA and the CITIC IRA, collectively, the “IRAs”), respectively. Each of the Centurium IRA, CITIC IRA and Hillhouse IRA imposed certain transfer restrictions on such investors, including a two-year lockup of the Ordinary Shares acquired in this private placement, transfer restrictions with respect to the Company’s competitors, and agreements to vote in accordance with the recommendations of the Board at the Company’s shareholders meetings. The Company also granted certain shelf and piggyback registration rights to Beachhead, CCMB and HH Bio China Holdings, and granted Beachhead a right to designate one director to the Board, subject to certain conditions.

In connection with the subscription for 800,000 Ordinary Shares, (i) PWM entered into a margin loan agreement (the “PWM Margin Loan Agreement”) with Morgan Stanley Bank, N.A. as the lender (the “Lender”) and Morgan Stanley & Co. International plc as the calculation agent (the “Agent”) on September 20, 2018, pursuant to which the Lender made a loan to PWM in an amount of US$82,720,000, and (ii) PWM, as the chargor, and the Agent, as the security agent, entered into a debenture on September 20, 2018, pursuant to which PWM charged, among others things, 3,162,854 Ordinary Shares in favor of the Agent as continuing security for the full payment and discharge of its obligations under the PWM Margin Loan Agreement (the “PWM Share Pledge”). In connection with the margin loan made available by the Lender pursuant to the PWM Margin Loan Agreement, the Company waived certain transfer restrictions under the PWM IRA so that PWM would be permitted to (i) pledge 3,162,854 Ordinary Shares to secure the margin loan, and (ii) pledge or sell up to 897,989 additional Ordinary Shares mainly for the payment of the interest, fees and expenses, and/or the cure of any collateral shortfall under the margin loan. If PWM proposes to sell any of the Ordinary Shares covered by such waiver, the Company will have a right of first offer to purchase or designate another party to purchase all or a portion of such Ordinary Shares at the closing price on the last trading day prior to the date on which PWM delivers a notice of the proposed sale. Additional information regarding the PWM Margin Loan Agreement and the PWM Share Pledge can be found in Amendment No. 1 to Schedule 13D filed with the SEC by PWM and other reporting persons on September 24, 2018.

CITIC Internal Transfer

On October 12, 2018, CCCP IV acquired 2,680,863 Ordinary Shares from CCMB for an aggregate consideration of US$249,563,145.40 (the “CITIC Internal Transfer”). On the same date, CCCP IV entered into a deed of adherence (the “CITIC Adherence Deed”) in accordance with the CITIC IRA, pursuant to which CCCP IV agreed to be bound by all of the terms, provisions and conditions contained in the CITIC IRA. Additional information regarding the CITIC Internal Transfer and the CITIC Adherence Deed can be found in Amendment No. 2 to Schedule 13D filed by CCMB and other reporting persons with the SEC on October 16, 2018.

TJWY Medical Purchase

On November 28, 2018, the Company entered into a share transfer agreement with Smart Step Investments Limited (“Smart Step”), the then largest shareholder of Beijing Taijieweiye Technology Co., Ltd. (“TJWY Medical”), a manufacturer of interventional products, pursuant to which the Company purchased approximately 11.55% of the equity interests in TJWY Medical from Smart Step for cash consideration of US$10,812,893. Pursuant to the share transfer agreement, the Company has the right to request Smart Step to redeem full or part of the equity interests in TJWY Medical transferred at the original purchase price plus 6% compound interest rate per annum. Such right can be exercised by the Company within six months from the third anniversary of the closing date of this transaction. This transaction was completed on January 23, 2019. The ultimate beneficial owner of Smart Step is Ms. Yufeng Liu (“Ms. Liu”). Additional information about Ms. Liu can be found in Annex A attached hereto.

Current Proposal and Proposed Transaction

In August and September 2018, Beachhead subscribed for a total of 3,050,000 Ordinary Shares from the Company in a negotiated private placement transaction and became a shareholder of the Company. Since then, Beachhead (together with Double Double and Point Forward and their respective affiliates, collectively, “Centurium”) has held such acquired Ordinary Shares for investment purposes and reserved the option to make additional purchases of Ordinary Shares or make other investment decisions from time to time, depending on Centurium’s evaluation of the Company’s business, prospects and financial condition, among other things.

In connection with Centurium’s periodic evaluation of its investment in the Company, on September 4, 2019, a representative of Centurium initially contacted a representative of PWM, and preliminarily discussed the possibility of a potential transaction involving the Company.

On September 9, 2019, a representative of Centurium contacted Sean Shao, an independent director of the Company, in connection with a limited waiver (the “Initial Waiver”) of certain restrictions under the Centurium IRA, the CITIC IRA and the Hillhouse IRA and the Company’s amended and restated preferred shares rights agreement (as amended by amendment no. 1 thereto and as may be further amended from time to time, the “Rights Agreement”) in order to, among other things, permit potential discussions among such investors regarding the possibility of submitting a proposal to acquire all of the Company’s total issued and outstanding Ordinary Shares not beneficially owned by such investors and the potential formation of a buyer consortium in connection therewith.

On September 11, 2019, the Company granted the Initial Waiver to Beachhead.

On September 12, 2019, a representative of Centurium contacted a representative of Parfield to discuss Parfield’s potential participation in a buyer consortium in connection with the Proposed Transaction. Later on the same date, Kirkland & Ellis, legal counsel to Centurium and the Buyer Consortium (“Kirkland & Ellis”), on behalf of Centurium, provided a draft of the Consortium Agreement to K&L Gates, legal counsel to Parfield, for their review and comments.

On September 13, 2019, Centurium provided to Wilson Sonsini Goodrich & Rosati (“WSGR”), legal counsel to PWM and the Buyer Consortium, a draft of the Consortium Agreement for their review and comments.

On September 15, 2019, WSGR provided a draft of the PWM SPA to Centurium and Kirkland & Ellis for their review and comments.

On September 16, 2019, a representative of Centurium contacted representatives of HH Sum to discuss HH Sum’s potential participation in the Proposed Transaction.

On September 17, 2019, a representative of Centurium contacted representatives of each of CCCP IV and Temasek to discuss CCCP IV’s and Temasek’s potential participation in the Proposed Transaction. On the same date, Kirkland & Ellis, on behalf of Centurium, provided a draft of the Consortium Agreement to each of CCCP IV, HH Sum and Temasek (or, in certain instances, their applicable advisors).

Also, on September 17, 2019, in connection with the ongoing discussion of Parfield’s participation in the Buyer Consortium, Kirkland & Ellis, on behalf of Centurium, provided a draft of the Parfield SPA to K&L Gates for its and Parfield’s review and comments.

In the afternoon on September 18, 2019, Kirkland & Ellis, on behalf of the Buyer Consortium, contacted Davis Polk & Wardwell LLP (“Davis Polk”), legal counsel to the Company, to request a second waiver under the IRAs and the Rights Agreement (the “Second Waiver”) in order to, among other things, permit the submission of an acquisition proposal to the Board and the entry into the Consortium Agreement, the PWM SPA and the Parfield SPA. Later in the afternoon on September 18, 2019, the Board held a meeting to discuss the Second Waiver, and at such meeting, Mr. Hui Li (“Mr. Li”) indicated that, if the Board were to approve the Second Waiver, Centurium and other members of the Buyer Consortium could submit a proposal to the Board to acquire the Company with a purchase price at US$120.00 per Ordinary Share. Later on the same date, the Company granted the Second Waiver to Beachhead, PWM, CCCP IV and HH China Bio Holdings.

Following the receipt of the Second Waiver, in the evening on September 18, 2019, the Initial Consortium Members entered into the Consortium Agreement, pursuant to which (as amended as of the date hereof) each Initial Consortium Member agreed, among other things, to (i) cooperate with the other members of the Buyer Consortium in good faith to undertake due diligence with respect to the Company and its business, engage in discussions with the Company regarding the Proposal and negotiate in good faith the terms of the definitive documentation in connection with the Proposed Transaction as contemplated by the Proposal, (ii) for a period of 12 months after the date of the Consortium Agreement, work exclusively with each other member of the Buyer Consortium with respect to the Proposed Transaction and vote all equity securities of the Company held or otherwise beneficially owned by it or its affiliates in favor of the authorization and approval of the Proposed Transaction and any definitive documentation in connection therewith, and against any alternative transaction, (iii) for a period of 12 months after the date of the Consortium Agreement, not transfer any equity securities of the Company held by it or its affiliates, and not acquire any additional equity securities of the Company, except for (A) transfers to an affiliate of such Initial Consortium Member or another member of the Buyer Consortium, (B) certain other transactions approved by a majority of the Initial Consortium Members and (C) transfers and acquisitions pursuant to the share incentive plans of the Company or in connection with the settlement of certain existing derivative transactions involving any securities of the Company, and (iv) contribute its Rollover Securities to Parent in exchange for a certain number of newly issued shares of Parent, in each case subject to the terms and conditions of the Consortium Agreement. PWM’s obligations under the Consortium Agreement to vote in favor of the Proposed Transaction and contribute its Rollover Securities are subject to the approval by the shareholders of PWM at an extraordinary general meeting of PWM. Concurrently with the execution and delivery of the Consortium Agreement, the Initial Consortium Members submitted the Proposal to the Board. The Company announced the receipt of the Proposal from the Buyer Consortium after the market closed on September 18, 2019. During the period from September 19 to September 30, 2019, each of the Initial Consortium Members, and/or their respective reporting persons, separately filed a Schedule 13D or an amendment to Schedule 13D, to report, among other things, the submission of the Proposal and the entry into the Consortium Agreement.

Also, on September 18, 2019, in connection with the formation of the Buyer Consortium, Beachhead entered into (i) the PWM SPA with PWM, pursuant to and subject to the terms and conditions of which PWM agreed to sell to Beachhead, and Beachhead agreed to purchase from PWM, the PWM Sale Shares at the PWM Purchase Price, subject to further adjustments in accordance with the terms and conditions of the PWM SPA; and (ii) the Parfield SPA with Parfield and Amplewood, pursuant to and subject to the terms and conditions of which Parfield and/or Amplewood agreed to sell to Beachhead, and Beachhead agreed to purchase from Parfield and/or Amplewood, the Parfield Sale Shares at the Parfield Purchase Price, subject to further adjustments in accordance with the terms and conditions of the Parfield SPA. Each of Beachhead, PWM and Parfield, together with their respective reporting persons, separately reported the entry into the PWM SPA and/or the Parfield SPA (as applicable) in the same Schedule 13D or amendment to Schedule 13D described in the preceding paragraph.

On September 20, 2019, a representative of the Capital Sellers contacted a representative of Centurium to discuss whether Centurium or the Buyer Consortium would be interested in exploring a purchase of the Capital Sellers’ Ordinary Shares.

On September 24, 2019, the Company announced that the Board had formed a special committee (the “Special Committee”) to review and evaluate the Proposal. The Special Committee is composed of Mr. Sean Shao, Dr. Yungang Lu and Mr. Qi Ning, who are independent directors of the Company and unaffiliated with any member of the Buyer Consortium. Mr. Sean Shao was appointed as the chairman of the Special Committee.

On October 17, 2019, the Company announced that the Special Committee had retained Duff & Phelps, LLC and Duff & Phelps Securities, LLC as its financial advisor and Davis Polk as its legal counsel in connection with its review and evaluation of the Proposal.

On October 20, 2019, each of the Initial Consortium Members entered into a confidentiality agreement with the Company in connection with the Proposed Transaction (collectively, the “Confidentiality Agreements”). Between October 21, 2019 and the date of this Schedule 13E-3, (i) representatives of the Buyer Consortium and their respective advisors conducted due diligence with respect to the Company; and (ii) Kirkland & Ellis and WSGR, on behalf of certain members of the Buyer Consortium, held some preliminary discussions with Davis Polk with respect to certain aspects of the Proposed Transaction.

Between early October 2019 and mid-November 2019, representatives of Centurium and the Capital Sellers negotiated the proposed terms of the Capital SPA.

On November 14, 2019, Kirkland & Ellis, on behalf of Centurium and certain other members of the Buyer Consortium, contacted Davis Polk to request another waiver from the Company under (i) the IRAs, (ii) the Rights Agreement and (iii) the applicable Confidentiality Agreements (the “Third Waiver”) with respect to, among other things, the Capital SPA and an amendment to the Consortium Agreement to be entered into by the relevant parties.

On November 15, 2019, the Board granted the Third Waiver to Beachhead, Double Double, PWM, Parfield, CCCP IV, HH Sum and HH China Bio Holdings.

On the same date, following receipt of the Third Waiver, Beachhead and Double Double entered into the Capital SPA with the Capital Sellers to acquire the Capital Sale Shares at the Capital Sale Price. Additional information regarding this purchase (including a copy of the Capital SPA) can be found in the Amendment No. 7 to Schedule 13D filed with the SEC by the Centurium Filing Persons and other reporting persons on November 15, 2019.

Between November 18, 2019 and January 23, 2020, representatives of Centurium negotiated (i) the proposed terms of the Centurium SPAs with representatives of CCCP IV, HH Sum and Temasek and their respective legal advisors and (ii) the proposed terms of the Consortium Agreement Amendment with representatives of all the other members of the Buyer Consortium and their respective legal advisors.

On December 9, 2019, Beachhead and Double Double completed the purchases of the Capital Sale Shares from Capital Sellers pursuant to the terms and conditions of the Capital SPA.

On December 16, 2019, Beachhead completed the transfer of 901,265 Ordinary Shares to Point Forward in connection with an internal restructuring conducted by certain Centurium Filing Persons. Point Forward executed and delivered to the Company a deed of adherence, dated December 12, 2019, in accordance with the Centurium IRA, pursuant to which Point Forward agreed to be bound by all of the terms, provisions and conditions contained in such Centurium IRA. Additional information regarding this transfer can be found in Amendment No. 8 to Schedule 13D filed with the SEC by the Centurium Filing Persons and other reporting persons on January 24, 2020.

On January 10, 2020, Kirkland & Ellis, on behalf of Centurium and certain other members of the Buyer Consortium, contacted Davis Polk to request another waiver (the “Fourth Waiver,” and together with the First Waiver, the Second Waiver and the Third Waiver, collectively, the “Waivers”) from the Company (i) under the IRAs, the Rights Agreement and the applicable Confidentiality Agreements with respect to, among other things, the Centurium SPAs and the Consortium Agreement Amendment to be entered into by the relevant parties and (ii) under the Centurium IRA and the Rights Agreement in connection with the enforcement of the share pledge securing the Facility (as defined below).

On January 23, 2020, the Board granted the Fourth Waiver to Beachhead, Double Double, Point Forward, PWM, Parfield, CCCP IV, HH Sum, HH China Bio Holdings and Temasek.

On January 23, 2020, following the receipt of the Fourth Waiver, Double Double entered into a Centurium SPA with each of 2019B Cayman, HH Sum and Temasek. Pursuant to and subject to the terms and conditions of the Centurium SPAs, Double Double agreed to sell to 2019B Cayman, HH Sum and Temasek the Centurium Sale Shares at the Centurium Sale Price.

On January 23, 2020, Double Double, Point Forward and the Initial Consortium Members entered into the Consortium Agreement Amendment, which reflects, among other things, certain changes in the number of Rollover Securities held by the members of the Buyer Consortium and their respective affiliates that had occurred and that would occur if the transactions contemplated by the Centurium SPAs are consummated. By execution and delivery of the Consortium Agreement Amendment, each of Double Double and Point Forward joined the Buyer Consortium and, since January 23, 2020, all references to the “Buyer Consortium” in the Consortium Agreement include, in addition to the Initial Consortium Members, Double Double and Point Forward. During the period from January 24 to January 27, 2020, each of Centurium, PWM, CCCP IV, HH Sum and Temasek, and/or its other reporting persons, separately filed an amendment to Schedule 13D to report, among other things, the entry into the Consortium Agreement Amendment, and if applicable, the Centurium SPAs.

Also, on January 23, 2020, Kirkland & Ellis, on behalf of the Buyer Consortium, provided an initial draft of the agreement and plan of merger (the “Merger Agreement”) with respect to the Proposed Transaction to Davis Polk.

On February 11, 2020, Davis Polk, on behalf of the Special Committed, provided comments on the draft Merger Agreement to Centurium and Kirkland & Ellis.

On February 14, 2020, Beachhead, as borrower, entered into a margin loan facility agreement (“Facility Agreement”) with Ping An Bank Co., Ltd. (平安银行股份有限公司), acting through the Offshore Banking Center, as arranger, lender, agent and security agent (“Ping An”). Pursuant to the Facility Agreement, Ping An has agreed to provide a term facility of US$350 million in aggregate to Beachhead (the “Facility”). The maturity date of the Facility is February 14, 2025. The payment obligations of Beachhead under the Facility Agreement will be secured by, amongst others, a first priority security interest over a certain number of Ordinary Shares held by or to be acquired by Beachhead.

At this time, there is no definitive agreement with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. To the knowledge of the Filing Persons, at this time, the Special Committee has not made any definitive determination regarding the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be supported by the Special Committee, entered into or consummated.

Item 6 Purposes of the Transaction and Plans or Proposals

The purposes of the Sales and Purchases of Shares are to transfer Ordinary Shares from PWM, Parfield and/or Amplewood and Double Double to Beachhead, 2019B Cayman, HH Sum and Temasek, as applicable, which Ordinary Shares Beachhead, 2019B Cayman, HH Sum and Temasek intend to contribute to Parent in exchange for a certain number of newly issued shares of Parent in connection with the consummation of the Proposed Transaction, if any, as contemplated by the Consortium Agreement. After giving effect to the closings of all of the Sales and Purchases of Shares, the number of Ordinary Shares of the Company beneficially owned by each member of the Buyer Consortium and/or its affiliates will be as set forth below.

Party	Ordinary Shares Beneficially Owned		Ownership Percentage(4)
Beachhead	8,496,135	(3)	22.10%
Double Double	1,272,591		3.31%
Point Forward	901,265		2.34%
PWM	5,321,000		13.84%
Parfield	2,437,696	(3)	6.34%
CITIC	3,743,868		9.74%
HH Sum(1)	210,876		0.54%
HH China Bio Holdings(2)	2,751,200		7.16%
Temasek	1,240,000		3.23%
Total	26,374,631		68.6%

(1)       After giving effect to the closing of the Sale and Purchase of Shares under HH Sum’s Centurium SPA, Hillhouse Capital Management, Ltd. will be deemed to be the beneficial owner of, and to control the voting power of, the Ordinary Shares held by HH Sum.

(2)       Hillhouse Capital Advisors, Ltd. is deemed to be the beneficial owner of, and to control the voting and investment power of, the Ordinary Shares held by HH China Bio Holdings.

(3)       Assumes that Parfield and/or Amplewood sells to Beachhead, and Beachhead purchases from Parfield and/or Amplewood, all 700,000 Parfield Sale Shares pursuant to the Parfield SPA.

(4)       Ownership percentages are calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported in the Company’s Form 6-K filed with the SEC on November 13, 2019.

In addition, as contemplated by the Proposal, the Filing Persons propose to enter into the Proposed Transaction with the Company. The Filing Persons anticipate that the Proposed Transaction may be effected pursuant to a merger of a merger subsidiary (“Merger Sub”), which is wholly-owned by Parent and formed by the Buyer Consortium, with and into the Company, with the Company surviving the merger as the surviving company and a wholly-owned subsidiary of Parent. Such a merger, if consummated, would likely result in, among other things, Parent owning all of the issued and outstanding Ordinary Shares, the Ordinary Shares ceasing to be listed for trading on the NASDAQ Global Market, the termination of the registration of the Ordinary Shares under Section 12 of the Securities Act, a change in the Board (as the surviving company in such merger) to consist solely of persons to be designated by members of the Buyer Consortium and a change in the Company’s memorandum and articles of association to reflect the fact that the Company would become a privately held company. Notwithstanding the foregoing, at this time, there is no definitive agreement with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. To the knowledge of the Filing Persons, at this time, the Special Committee has not made any definitive determination regarding the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents, which such terms and conditions will ultimately determine the effects the Proposed Transaction would have with respect to the Company, the Ordinary Shares and the shareholders of the Company.

In the event that the Company enters into a definitive agreement with the Buyer Consortium with respect to the Proposed Transaction and the Proposed Transaction is submitted for authorization and approval by the Company’s shareholders at an extraordinary general meeting, each member of the Buyer Consortium and its affiliates is required under the Consortium Agreement to vote or give voting instructions with respect to all equity securities of the Company, including all Ordinary Shares, beneficially owned by them, in favor of the authorization and approval of the Proposed Transaction and against any alternative transaction. In the event that the Proposed Transaction is entered into and consummated, each member of the Buyer Consortium has agreed to contribute, or cause the contribution of, its Rollover Securities (including, if applicable, the Ordinary Shares that will be acquired by it upon the applicable closing of the Sales and Purchases of Shares) to Parent in exchange for a certain number of newly issued shares of Parent. PWM’s obligations under the Consortium Agreement to vote in favor of the Proposed Transaction and contribute its Rollover Securities are subject to the approval by shareholders of PWM at an extraordinary general meeting of PWM.

Item 7 Purposes, Alternatives, Reasons and Effects

Purposes of, Alternatives to, Reasons for and Effects of the Sales and Purchases of Shares

The reasons for and purposes of the Sales and Purchases of Shares are to transfer Ordinary Shares from PWM, Parfield and/or Amplewood and Double Double to Beachhead, 2019B Cayman, HH Sum and Temasek, as applicable, which Ordinary Shares Beachhead, 2019B Cayman, HH Sum and Temasek are required under the Consortium Agreement to contribute to Parent in exchange for a certain number of newly issued shares of Parent in connection with the consummation of the Proposed Transaction, if any, as contemplated by the Consortium Agreement. Each of Beachhead, 2019B Cayman and HH Sum are undertaking the applicable Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA and the Centurium SPAs, as applicable, to increase its ownership of the issued and outstanding Ordinary Shares and its voting interest in the Company, and each of Beachhead, 2019B Cayman and HH Sum did not consider any alternatives to such applicable Sales and Purchases of Shares as a means to accomplish such purposes.

In the event the closings of all of the Sales and Purchases of Shares are consummated, (i) the Centurium Filing Persons will beneficially own 10,669,991 Ordinary Shares, representing 27.75% of the total outstanding Ordinary Shares issued by the Company, (ii) PWM will beneficially own 5,321,000 Ordinary Shares, representing 13.84% of the total outstanding Ordinary Shares issued by the Company, (iii) the Parfield Filing Persons will beneficially own 2,437,696 Ordinary Shares, representing 6.34% of the total outstanding Ordinary Shares issued by the Company (assuming that Parfield and/or Amplewood sells to Beachhead, and Beachhead purchases from Parfield and/or Amplewood, all 700,000 Parfield Sale Shares pursuant to the Parfield SPA), (iv) the CITIC Filing Persons will beneficially own 3,743,868 Ordinary Shares, representing 9.74% of the total outstanding Ordinary Shares issued by the Company, (v) (A) HH China Bio Holdings will directly hold 2,751,200 Ordinary Shares, representing 7.16% of the total outstanding Ordinary Shares issued by the Company, and (B) HH Sum will directly hold 210,876 Ordinary Shares, representing 0.54% of the total outstanding Ordinary Shares issued by the Company, and (vi) Temasek will beneficially own 1,240,000 Ordinary Shares, representing 3.23% of the total outstanding Ordinary Shares issued by the Company. The aforementioned ownership percentages are calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported in the Company’s Form 6-K filed with the SEC on November 13, 2019.

Purposes of, Alternatives to, Reasons for and Effects of the Proposed Transaction

For the Buyer Consortium, the purpose of the Proposed Transaction is to enable the Buyer Consortium to acquire the remaining outstanding Ordinary Shares that are not owned by the members of the Buyer Consortium and their respective affiliates in a transaction in which the Company’s shareholders, other than the members of the Buyer Consortium and their respective affiliates, will be cashed out for the proposed purchase price per Ordinary Share of US$120.00, so that the Buyer Consortium will bear the rewards and risks of sole ownership of the Company, including any increases in value of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. At this time, there is no definitive agreement with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. The Filing Persons are filing this Schedule 13E-3 because the Sales and Purchases of Shares could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. To the knowledge of the Filing Persons, at this time, the Special Committee has not made any definitive determination regarding the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. In the event a definitive agreement is entered into with respect to the Proposed Transaction, the Filing Persons anticipate that the Proposed Transaction may be effected pursuant to a merger of Merger Sub with and into the Company, with the Company surviving the merger as the surviving company and a wholly-owned subsidiary of Parent. Such a merger, if consummated, would likely result in, among other things, Parent owning all of the issued and outstanding Ordinary Shares, the Ordinary Shares ceasing to be listed for trading on the NASDAQ Global Market, the termination of the registration of the Ordinary Shares under Section 12 of the Securities Act, a change in the Board of the Company (as the surviving company in such merger) to consist solely of persons to be designated by the members of the Buyer Consortium and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company. However, the terms and conditions of such a definitive agreement, if any, will ultimately determine the effects the Proposed Transaction would have with respect to the Company, the Ordinary Shares and the shareholders of the Company.

The Filing Persons decided to make the Proposal and undertake the Proposed Transaction at this time because they want to take advantage of the benefits of the Company being privately held, including the greater flexibility that would be provided to the Company’s management to focus on improving long-term profitability without the pressures exerted by the U.S. public market’s valuation of the Company and the emphasis on short-term, period-to-period performance. At this time, the Filing Persons have not considered any transaction structures with respect to the Proposed Transaction other than a potential merger of Merger Sub with and into the Company as described above because the Filing Persons believe that such a merger would be the most direct and effective way to enable the Buyer Consortium to acquire ownership and control of the Company.

Item 8 Fairness of the Transaction

Fairness of the Sales and Purchases of Shares

Since the Sales and Purchases of Shares could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act, each Filing Person may be required to express its belief as to the fairness of the Sales and Purchases of Shares to the security holders of the Company that are not parties to the Sales and Purchases of Shares or affiliates of such parties under SEC rules governing going-private transactions. Each Filing Person is making the statements included in this item solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Each Filing Person believes that each of the Sales and Purchases of Shares applicable to such Filing Person is substantively and procedurally fair to the security holders of the Company that are not parties to such Sale and Purchase of Shares or affiliates of such parties based on its consideration of the factors described below, which are not listed in any relative order of importance. The Sales and Purchases of Shares are private sales of the Ordinary Shares of the Company negotiated by and among PWM, the Parfield Filing Persons, the Centurium Filing Persons, the CITIC Filing Persons, the Hillhouse Filing Persons and Temasek, as applicable, and no security holder of the Company that is not is a party to the Sales and Purchases of Shares or an affiliate of such party is otherwise receiving or providing any consideration in connection with the Sales and Purchases of Shares. All of PWM, the Parfield Filing Persons, the Centurium Filing Persons, the CITIC Filing Persons, the Hillhouse Filing Persons and Temasek are sophisticated institutional investors capable of protecting their investment interests, and all of them are assisted by their respective legal advisors in connection with the Sales and Purchases of Shares. The PWM Purchase Price (subject to further adjustments in accordance with the terms and conditions of the PWM SPA), the Parfield Purchase Price (subject to further adjustments in accordance with the terms and conditions of the Parfield SPA) and the Centurium Sale Price were a result of arm’s-length negotiations. As a result, each Filing Person believes that each of the Sales and Purchases of Shares applicable to such Filing Person is an arm’s-length commercial transaction between or among the applicable parties to such Sale and Purchase of Shares. In addition, the Centurium Sale Price of US$120.00 per Ordinary Share represents the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction, and each of the PWM Purchase Price and the Parfield Purchase Price is subject to adjustment if the Proposed Transaction is consummated and the Merger Consideration is greater than the PWM Purchase Price or the Parfield Purchase Price, as applicable.

No financial advisor provided any of the Filing Persons or their affiliates with any analysis or opinion with respect to the fairness of the Sales and Purchases of Shares to the holders of securities of the Company unaffiliated with the Buyer Consortium.

Other than the Waivers granted by the Board described in Item 5 above, no approval of the Board or vote of the Company’s shareholders is or was necessary in connection with the consummation of the Sales and Purchases of Shares or the execution, delivery or performance of the PWM SPA, the Parfield SPA and the Centurium SPAs. The Sales and Purchases of Shares has no effect on the rights of any security holder of the Company that is not a party to the Sales and Purchases of Shares or an affiliate of such party.

Fairness of the Proposed Transaction

The Filing Persons are filing this Schedule 13E-3 because the Sales and Purchases of Shares could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons with respect to which the Filing Persons would be able to assess the fairness to the security holders of the Company that are not parties to the Sales and Purchases of Shares or affiliates of such parties. To the knowledge of the Filing Persons, at this time, the Special Committee has not made any definitive determination regarding the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. Accordingly, this item is not applicable at this time with respect to the Proposed Transaction.

Item 9 Reports, Opinions, Appraisals and Negotiations

The Filing Persons are filing this Schedule 13E-3 because the Sales and Purchases of Shares could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. To the knowledge of the Filing Persons, at this time, the Special Committee has not made any definitive determination regarding the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. Accordingly, at this time, no report or opinion or appraisal from an outside party has been received by the Filing Persons that is materially related to the Sales and Purchases of Shares or a Rule 13e-3 transaction.

Item 10 Source and Amount of Funds or Other Consideration

The source of funds for the transactions contemplated under the PWM SPA and the Parfield SPA will be the Centurium Filing Persons’ funds available for investment, and it is anticipated that approximately US$172 million (subject to further adjustment pursuant to the terms and conditions of the PWM SPA and the Parfield SPA) will be expended by the Centurium Filing Persons in acquiring the PWM Sale Shares and the Parfield Sale Shares. The source of funds of 2019B Cayman for the transactions contemplated under its Centurium SPA will be primarily from credit facilities provided by third-party financial institutions, and the source of funds of HH Sum and Temasek for the transactions contemplated under their respective Centurium SPAs will be their respective funds available for investment. It is anticipated that an aggregate of approximately US$32 million, US$25 million and US$30 million will be expended by the CITIC Filing Persons, HH Sum and Temasek, respectively, in acquiring their respective portions of the Centurium Sale Shares contemplated under their respective Centurium SPAs.

The Filing Persons are filing this Schedule 13E-3 because the Sales and Purchases of Shares could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons, with respect to which the source and amount of funds or other consideration could be stated in response to this item. To the knowledge of the Filing Persons, at this time, the Special Committee has not made any definitive determination regarding the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated.

The Proposal contemplates that the Proposed Transaction, if entered into, is intended to be financed with equity financing or a combination of equity and debt financing. The equity financing is intended to be provided by the members of the Buyer Consortium in the form of cash and through the rollover of the Rollover Securities held by the members of the Buyer Consortium and their respective affiliates. Debt financing, if used, is intended to be primarily provided by one or more third party financial institutions.

Item 11 Interest in Securities of the Subject Company

(a) Securities Ownership

As of the date of this Schedule 13E-3: (i) Beachhead holds 6,796,135 Ordinary Shares, representing 17.68% of the total outstanding Ordinary Shares issued by the Company; (ii) Double Double holds 2,000,000 Ordinary Shares, representing 5.20% of the total outstanding Ordinary Shares issued by the Company; (iii) Point Forward holds 901,265 Ordinary Shares, representing 2.34% of the total outstanding Ordinary Shares issued by the Company; (iv) CCP 2018, as the sole shareholder of each of Beachhead and Double Double, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 8,796,135 Ordinary Shares held by Beachhead and Double Double, representing 22.88% of the total outstanding Ordinary Shares issued by the Company; (v) CCCI 2018, as the sole shareholder of Point Forward, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 901,265 Ordinary Shares held by Point Forward, representing 2.34% of the total outstanding Ordinary Shares issued by the Company; (vi) Centurium Capital Partners 2018 GP Ltd. (“Centurium GP”), acting as the general partner of CCP 2018, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 8,796,135 Ordinary Shares held by Beachhead and Double Double, representing 22.88% of the total outstanding Ordinary Shares issued by the Company; (vii) Centurium Capital 2018 SLP-B Ltd. (“Centurium SLP-B”), acting as the general partner of CCCI 2018, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 901,265 Ordinary Shares held by Point Forward, representing 2.34% of the total outstanding Ordinary Shares issued by the Company; (viii) Centurium Holdings Ltd. (“Centurium GP Holdco”), as the sole shareholder of Centurium GP and Centurium SLP-B, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 9,697,400 Ordinary Shares held by Beachhead, Double Double and Point Forward, representing 25.22% of the total outstanding Ordinary Shares issued by the Company; (ix) Centurium Holdings (BVI) Ltd. (“Centurium TopCo”), as the sole shareholder of Centurium GP Holdco, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 9,697,400 Ordinary Shares held by Beachhead, Double Double and Point Forward, representing 25.22% of the total outstanding Ordinary Shares issued by the Company; and (x) Mr. Li, as the sole shareholder of Centurium Topco, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 9,697,400 Ordinary Shares held by Beachhead, Double Double and Point Forward, representing 25.22% of the total outstanding Ordinary Shares issued by the Company. Pursuant to the terms and conditions of the PWM SPA and Parfield SPA, Beachhead has agreed to purchase from PWM and Parfield and/or Amplewood and PWM and Parfield and/or Amplewood have agreed to sell to Beachhead 1,000,000 Ordinary Shares and up to 700,000 Ordinary Shares, respectively. Pursuant to the terms and conditions of the Centurium SPAs, Double Double has agreed to sell to 2019B Cayman, HH Sum and Temasek and 2019B Cayman, HH Sum and Temasek have agreed to purchase from Double Double 266,533 Ordinary Shares, 210,876 Ordinary Shares and 250,000 Ordinary Shares, respectively.

As of the date of this Schedule 13E-3, PWM holds 6,321,000 Ordinary Shares, representing 16.44% of the total outstanding Ordinary Shares issued by the Company. Pursuant to the terms and conditions of the PWM SPA, PWM has agreed to sell to Beachhead and Beachhead has agreed to purchase from PWM 1,000,000 Ordinary Shares.

As of the date of this Schedule 13E-3, (i) CCCP IV holds 3,477,335 Ordinary Shares, representing 9.04% of the total outstanding Ordinary Shares issued by the Company; (ii) CCP IV GP Ltd. (“CCP IV GP”), as the general partner of CCCP IV, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 3,477,335 Ordinary Shares held by CCCP IV, representing 9.04% of the total outstanding Ordinary Shares issued by the Company; (iii) CITIC Capital Partners Limited (“CCPL”), as the sole shareholder of CCP IV GP, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 3,477,335 Ordinary Shares held by CCCP IV, representing 9.04% of the total outstanding Ordinary Shares issued by the Company; and (iv) CITIC Capital Holdings Limited (“CCHL”) may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 3,477,335 Ordinary Shares held by CCCP IV, representing 9.04% of the total outstanding Ordinary Shares issued by the Company. Pursuant to the terms and conditions of the Centurium SPA with 2019B Cayman, a wholly-owned subsidiary of CCCP IV, 2019B Cayman has agreed to purchase from Double Double and Double Double has agreed to sell to 2019B Cayman 266,533 Ordinary Shares. As such, as of the date of this Schedule 13E-3, each of CCCP IV, CCP IV GP, CCPL and CCHL may also be deemed under Rule 13d-3 under the Exchange Act to beneficially own these 266,533 Ordinary Shares to be acquired by 2019B Cayman pursuant to the terms of 2019B Cayman’s Centurium SPA, representing 0.7% of the total outstanding Ordinary Shares issued by the Company.

As of the date of this Schedule 13E-3, (i) Parfield holds 2,682,742 Ordinary Shares, representing 6.98% of the total outstanding Ordinary Shares issued by the Company; (ii) Amplewood holds 454,954 Ordinary Shares, representing 1.18% of the total outstanding Ordinary Shares issued by the Company; and (iii) Chan, as the sole shareholder of each of Parfield and Amplewood, may be deemed the beneficial owner of 3,137,696 Ordinary Shares held by Parfield and Amplewood, representing 8.16% of the total outstanding Ordinary Shares issued by the Company. Pursuant to the terms and conditions of the Parfield SPA, Parfield and/or Amplewood has agreed to sell to Beachhead and Beachhead has agreed to purchase from Parfield and/or Amplewood up to 700,000 Ordinary Shares. The 2,682,742 Ordinary Shares held by Parfield are subject to a pledge agreement executed in favour of Credit Suisse AG Hong Kong Branch to secure certain indebtedness of Parfield.

As of the date of this Schedule 13E-3, (i) HH China Bio Holdings directly holds 2,751,200 Ordinary Shares, representing 7.16% of the total outstanding Ordinary Shares issued by the Company, and Hillhouse Capital Advisors, Ltd. (“HCA”) is deemed to be the beneficial owner of, and to control the voting and investment power of, such Ordinary Shares held by HH China Bio Holdings, (ii) Hillhouse Capital Management, Ltd. (“HCM”) may be deemed to be the beneficial owner of 210,876 Ordinary Shares, representing 0.54% of the total outstanding Ordinary Shares issued by the Company, pursuant to the terms of HH Sum’s Centurium SPA, and (iii) each of HCA and HCM, which are under common control and share certain policies, personnel and resources, respectively, may report that it has shared voting and disposition power of the Ordinary Shares beneficially owned by each of HCA and HCM.

The percentages set forth above in this Item 11 are calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019, as reported in the Company’s Form 6-K filed with the SEC on November 13, 2019.

The Filing Persons and Temasek may be deemed to be a “group” pursuant to Section 13(d) of the Exchange Act as a result of entering into the Consortium Agreement. However, (i) each of the Centurium Filing Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by PWM, the CITIC Filing Persons, the Parfield Filing Persons, the Hillhouse Filing Persons and Temasek; (ii) PWM expressly disclaims beneficial ownership for all purposes of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by the Centurium Filing Persons, the CITIC Filing Persons, the Parfield Filing Persons, the Hillhouse Filing Persons and Temasek; (iii) each of the CITIC Filing Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by the Centurium Filing Persons, PWM, the Parfield Filing Persons, the Hillhouse Filing Persons and Temasek; (iv) each of the Parfield Filing Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by the Centurium Filing Persons, PWM, the CITIC Filing Persons, the Hillhouse Filing Persons and Temasek; and (v) each of the Hillhouse Filing Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by the Centurium Filing Persons, PWM, the CITIC Filing Persons, the Parfield Filing Persons and Temasek.

(b) Securities Transaction.

On December 9, 2019, Beachhead and Double Double acquired the Capital Sale Shares at the Capital Sale Price pursuant to the terms of the Capital SPA. Additional information regarding this purchase (including a copy of the Capital SPA) can be found in the Amendment No. 7 to Schedule 13D filed with the SEC by the Centurium Filing Persons and other relevant reporting persons on November 15, 2019.

On December 16, 2019, Beachhead transferred 901,265 Ordinary Shares in the Company to Point Forward due to an internal restructuring conducted by certain Centurium Filing Persons. Additional information regarding this transfer can be found in the Amendment No. 8 to Schedule 13D filed with the SEC by the Centurium Filing Persons and other relevant reporting persons on January 24, 2020.

On February 14, 2020, Beachhead, as borrower, entered into the Facility Agreement with Ping An, acting through the Offshore Banking Center, as arranger, lender, agent and security agent. Pursuant to the Facility Agreement, Ping An has agreed to provide a Facility of US$350 million in aggregate to Beachhead. The maturity date of the Facility is February 14, 2025. The payment obligations of Beachhead under the Facility Agreement will be secured by, amongst others, a first priority security interest over a certain number of Ordinary Shares held and to be acquired by Beachhead.

Except as set forth above in subsection (b) of this Item 11, none of the Filing Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

Item 12 The Solicitation or Recommendation

The Filing Persons are filing this Schedule 13E-3 because the Sales and Purchases of Shares could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. To the knowledge of the Filing Persons, at this time, the Special Committee has not made any definitive determination regarding the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. Accordingly, no solicitation or recommendation is being made relating to the Sales and Purchases of Shares or a Rule 13e-3 transaction.

Item 13 Financial Statements

(a) Financial Information

The Filing Persons are filing this Schedule 13E-3 because the Sales and Purchases of Shares could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. The financial information furnished herein is derived from public disclosure of the Company and is included solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Filing Persons did not participate in the preparation, review or public disclosure of such information in the Company’s filings and therefore make no representation on the accuracy or completeness of such financial information.

Selected Historical Financial Information

The following sets forth selected historical consolidated financial information of the Company. The financial data for the years ended and as of December 31, 2017 and 2018 has been derived from the audited financial statements filed as part of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on March 6, 2019. The financial data for the nine months ended and as of September 30, 2018 and 2019 has been derived from the unaudited financial statements included as part of the Company’s current reports on Form 6-K dated November 1, 2018 and November 13, 2019, respectively. The information set forth below is not necessarily indicative of future results and should be read in conjunction with (a) “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in the Company’s annual report on Form 20-F for the fiscal year ended and as of December 31, 2018 filed with the SEC on March 6, 2019, and (b) the unaudited consolidated financial statements and other financial information for the nine months ended and as of September 30, 2018 and 2019 included in the Company’s current reports on Form 6-K dated November 1, 2018 and November 13, 2019, respectively, all of which are incorporated into this Schedule 13E-3 by reference.

	Year Ended		Nine Months Ended
	December 31, 2018	December 31, 2017	September 30, 2019	September 30, 2018
	(U.S. dollars in thousands, except per share data (U.S. dollars), Ordinary shares in Shareholders’ equity (U.S. dollars), and share number)
Revenues	466,878	370,407	401,587	351,949
Gross Profit	320,091	244,890	265,088	242,744
Income From Operations	146,174	135,858	145,052	103,528
Net Income	147,969	82,236	146,798	109,266
Net Income attributable to the Company	128,058	67,943	126,356	93,149
Earnings Per Share
Basic	3.54	2.40	3.22	2.67
Diluted	3.53	2.38	3.21	2.66

	As of
	December 31, 2018	December 31, 2017	September 30, 2019	September 30, 2018
	(U.S. dollars in thousands, except per share data (U.S. dollars), Ordinary shares in Shareholders’ equity (U.S. dollars), and share number)
Total Current Assets	1,357,188	593,122	1,258,987	1,334,590
Property, plant and equipment, net	178,327	166,813	176,184	177,738
Intangible assets, net	53,259	536,338	45,055	54,341
Land use rights, net	32,204	24,853	33,024	27,400
Equity method investment	15,428	14,904	16,557	15,042
Prepayment in equity securities	10,813	—	—	—
Other investments	—	—	10,813	—
Loan receivable - non current	39,943	—	35,214	40,992
Goodwill	313,589	—	304,291	312,879
Other non-current assets	9,228	8,830	12,683	11,387
Total Assets	2,009,979	809,057	1,892,808	2,009,979
Total Current Liabilities	122,349	97,635	120,234	124,298
Total Long Term Liabilities	42,927	47,097	40,167	42,785
Ordinary Shares in Shareholders’ Equity	4,162	2,987	4,190	4,162
Outstanding Shares	39,361,616	27,611,841	38,446,969	39,361,316
Total Shareholders’ Equity attributable to the Company	1,772,050	598,192	1,658,453	1,688,848
Non-controlling interest	122,654	66,133	73,955	118,437
Total Equity	1,844,703	664,325	1,732,408	1,807,285

Net Book Value per Share of the Company’s Shares

The net book value per Ordinary Share as of September 30, 2019 was US$43.14.

Information incorporated herein by reference has been filed or furnished by the Company with the SEC as stated above. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at +1 (800) SEC-0330. Copies of such materials may also be accessed through the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information.

If the Proposed Transaction is entered into and consummated, the Buyer Consortium plans to maintain the independent operations of the Company. Therefore, the Proposed Transaction is not expected to have any material effect on the Company’s financial statements.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

The Filing Persons are filing this Schedule 13E-3 because the Sales and Purchases of Shares could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. To the knowledge of the Filing Persons, at this time, the Special Committee has not made any definitive determination regarding the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. Accordingly, at this time, no persons are employed, retained or to be compensated, and no assets have been or will be employed or used, in connection with the Sales and Purchases of Shares or a Rule 13e-3 transaction that would be responsive to this item.

Item 15 Additional Information

Not applicable.

Item 16 Exhibits

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)-(1)	Proposal from Beachhead, PWM, CCCP IV, Parfield, HH Sum and Temasek, dated September 18, 2019.

(d)-(2)	Consortium Agreement, dated as of September 18, 2019, by and among Beachhead, PWM, CCCP IV, Parfield, HH Sum and Temasek.

(d)-(3)	Amendment No. 1 to Consortium Agreement, dated as of January 23, 2020, by and among Beachhead, Double Double, Point Forward, PWM, CCCP IV, Parfield, HH Sum and Temasek.

(d)-(4)	Share Purchase Agreement, dated as of September 18, 2019, by and between PWM and Beachhead.

(d)-(5)	Share Purchase Agreement, dated as of September 18, 2019, by and among Parfield, Amplewood and Beachhead.

(d)-(6)	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and 2019B Cayman.

(d)-(7)	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and HH Sum.

(d)-(8)	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and Temasek.

(f)	Not applicable

(g)	Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020	Beachhead Holdings Limited

	By:	/s/ Hui Li
Name: Hui Li
Title: Director

Double Double Holdings Limited

	By:	/s/ Hui Li
Name: Hui Li
Title: Director

Point Forward Holdings Limited

	By:	/s/ Hui Li
Name: Hui Li
Title: Director

Centurium Capital Partners 2018, L.P.
By: Centurium Capital Partners 2018 GP Ltd., its general partner

	By:	/s/ Hui Li
Name: Hui Li
Title: Director

Centurium Capital 2018 Co-invest, L.P.
By: Centurium Capital 2018 SLP-B Ltd., its general partner

	By:	/s/ Hui Li
Name: Hui Li
Title: Director

PW Medtech Group Limited

By:	/s/ Yue’e Zhang
Name: Yue’e Zhang
Title: Director

2019B Cayman Limited

By:	/s/ Rikizo Matsukawa
Name: Rikizo Matsukawa
Title: Director

CITIC Capital China Partners IV, L.P.
By: CCP IV GP Ltd., its general partner

By:	/s/ Rikizo Matsukawa
Name: Rikizo Matsukawa
Title: Director

Parfield International Ltd.

By:	/s/ Marc Chan
Name: Marc Chan
Title: Director

Amplewood Resources Ltd.

By:	/s/ Marc Chan
Name: Marc Chan
Title: Director

/s/ Marc Chan
Marc Chan

HH China Bio Holdings LLC

By:	/s/ Colm O’Connell
Name: Colm O’Connell
Title: Authorized Signatory

HH SUM-XXII Holdings Limited

By:	/s/ Colm O’Connell
Name: Colm O’Connell
Title: Authorized Signatory

Exhibit Index

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)-(1)	Proposal from Beachhead, PWM, CCCP IV, Parfield, HH Sum and Temasek, dated September 18, 2019.

(d)-(2)	Consortium Agreement, dated as of September 18, 2019, by and among Beachhead, PWM, CCCP IV, Parfield, HH Sum and Temasek.

(d)-(3)	Amendment No. 1 to Consortium Agreement, dated as of January 23, 2020, by and among Beachhead, Double Double, Point Forward, PWM, CCCP IV, Parfield, HH Sum and Temasek.

(d)-(4)	Share Purchase Agreement, dated as of September 18, 2019, by and between PWM and Beachhead.

(d)-(5)	Share Purchase Agreement, dated as of September 18, 2019, by and among Parfield, Amplewood and Beachhead.

(d)-(6)	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and 2019B Cayman.

(d)-(7)	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and HH Sum.

(d)-(8)	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and Temasek.

(f)	Not applicable

(g)	Not applicable

29

Annex A

Directors and Executive Officers of Each Filing Person

1.       The Directors and Executive Officers of the Centurium Filing Persons

Each of Beachhead, Double Double and Point Forward is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Each of CCP 2018 and CCCI 2018 is a limited partnership incorporated under the laws of the Cayman Islands. CCP 2018 holds 100% equity interest in Beachhead and Double Double, and CCCI 2018 holds 100% equity interest in Point Forward. Centurium GP, an exempted company incorporated with limited liability under the laws of the Cayman Islands, is acting as the sole general partner of CCP 2018. Centurium SLP-B, an exempted company incorporated with limited liability under the laws of the Cayman Islands, is acting as the sole general partner of CCCI 2018. Centurium GP Holdco, an exempted company incorporated with limited liability under the laws of the Cayman Islands, is the sole shareholder of Centurium GP and Centurium SLP-B. Centurium TopCo, an exempted company incorporated under the laws of the British Virgin Islands, is the sole shareholder of Centurium GP Holdco. Mr. Li, a Hong Kong citizen, is the sole shareholder of Centurium TopCo.

The address of the principal business and telephone number of each of Beachhead, Double Double, Point Forward, CCP 2018, CCCI 2018, Centurium GP, Centurium SLP-B, Centurium GP Holdco and Centurium TopCo is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong and +852 3643 0755. The registered office of each of Beachhead, Double Double, Point Forward, CCP 2018, CCCI 2018, Centurium GP, Centurium SLP-B and Centurium GP Holdco is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered office of Centurium TopCo is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

The principal business each of Beachhead, Double Double and Point Forward is investment holding. The principal business of each of CCP 2018, CCCI 2018, Centurium GP, Centurium SLP-B, Centurium GP Holdco and Centurium TopCo is investment activities.

Neither CCP 2018 nor CCCI 2018 has executive officers or directors.

Mr. Li, is a director of each of Beachhead, Double Double, Point Forward, Centurium GP, Centurium SLP-B, Centurium GP Holdco and Centurium TopCo. Mr. Li is a Hong Kong citizen and his business address and telephone number is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong and +852 3643 0755. Mr. Li is the Founder and Chief Executive Officer of Centurium Capital since 2016. He was an Executive Director and a Managing Director at Warburg Pincus from 2002 to 2016.

Mr. Andrew Chan (“Mr. Chan”) is a director of each of Beachhead, Double Double, Point Forward, Centurium GP and Centurium SLP-B. Mr. Chan is the Chief Finance Officer of the management company of CCP 2018 and CCCI 2018. Mr. Chan is a Hong Kong citizen and his business address and telephone number is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong and +852 3643 0755. Before joining Centurium Capital in 2018, he was employed by Warburg Pincus from 2006 to 2018, and his last position was Senior Vice President and Controller of Asia Pacific.

Mr. Jun Liu (“Mr. Liu”) is a director of Point Forward. Mr. Liu is the General Counsel of the management company of CCP 2018 and CCCI 2018. Mr. Liu is a Hong Kong citizen and his business address and telephone number is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong and +852 3643 0755. He was Assistant General Counsel of Warburg Pincus from 2008 to 2018.

During the past five years, none of Beachhead, Double Double, Point Forward, CCP 2018, CCCI 2018, Centurium GP, Centurium SLP-B, Centurium GP Holdco and Centurium TopCo or any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

30

2.       The Directors and Executive Officers of PWM

PWM is an exempted company incorporated with limited liability under the laws of the Cayman Islands. PWM is a public company listed on The Stock Exchange of Hong Kong Limited (1358.HK). The registered office of PWM is located at the Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands. The principal business address and telephone number of PWM is Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China and +86 (10) 8478 3617. The principal business of PWM is investment holding.

The following table sets forth information about the directors and executive officers of PWM as of the date of this Schedule 13E-3.

Name	Business Address	Principal Occupation	Citizenship
Ms. ZHANG Yue’e	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Chairman and executive director of PWM (from February 2015 to present), chief executive officer of PWM (from March 2019 to present) and director of the Company (from January 2018 to present)	U.S.

Mr. JIANG Liwei	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Non-executive director of PWM (from March 2019 to present) and chief executive officer and executive director of PWM (from June 2013 to March 2019)	PRC

Mr. LIN Junshan	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Non-executive director of PWM (from June 2013 to present) and chairman of PWM (from June 2013 to February 2015)	PRC

Mr. ZHANG Xingdong	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Independent non-executive director of PWM (from October 2013 to present), professor at Sichuan University (from 1986 to present) and an Academician of the Chinese Academy of Engineering (from 2007 to present)	PRC

Mr. WANG Xiaogang	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Independent non-executive director of PWM (from October 2013 to present), chief executive director of Beijing HuiTong Education Technology Co., Ltd. (from December 2014 to present), and the managing director of China Aerospace Industry Investment Fund Management (Beijing) Co., Ltd. (from February 2011 to August 2014)	PRC

Mr. CHEN Geng	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China

Independent non-executive director of PWM (from October 2013 to present), vice president of Peking University Resources (Holdings) Company Limited (from May 2013 to September 2019) and general manager of Peking University Science Park (from September 2008 to present)

PRC

Mr. HUA Wei	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Vice president of PWM (from March 2013 to present)	PRC

Mr. CHEN Yikun	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Vice president of PWM (from January 2014 to present)	PRC

31

Cross Mark Limited (“Cross Mark”) is a business company incorporated with limited liability under the laws of the British Virgins Islands with its registered office at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG1110 and its telephone number is +852 3173 1019. The principal business of Cross Mark is investment holding. As of the date of this Schedule 13E-3, (i) PWM is owned as to approximately 36.65% by Cross Mark, which is its single largest shareholder and deemed as its controlling shareholder under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and (ii) Cross Mark is wholly-owned by Ms. Liu Yufeng (“Ms. Liu”).

The following table sets forth information regarding the directors of Cross Mark as of the date of this Schedule 13E-3. As of the date of this Schedule 13E-3, Cross Mark does not have any executive officer.

Name	Business Address	Principal Occupation	Citizenship
Ms. LIU Yufeng	15/F, BOC Group Life Assurance Tower, No. 136 Des Voeux Road Central, Hong Kong	Director of Cross Mark (from January 2009 to present)	New Zealand

Ms. Pu Jue	15/F, BOC Group Life Assurance Tower, No. 136 Des Voeux Road Central, Hong Kong	Director of Cross Mark (from September 2014 to present)	Saint Kitts and Nevis

During the past five years, none of PWM, Cross Mark, Ms. Liu or any of the directors and executive officers of PWM and Cross Mark has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

3.       The Directors and Executive Officers of the CITIC Filing Persons

2019B Cayman is an exempted company incorporated with limited liability under the laws of the Cayman Islands. CCCP IV is a limited partnership formed under the laws of the Cayman Islands. CCCP IV holds 100% equity interest in 2019B Cayman. The address of the principal business of CCCP IV and 2019B Cayman is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, and their business telephone number is + 852-3710-6889. The principal business of 2019B Cayman is investment holdings. The principal business of CCCP IV is investment management for the benefit of its limited partners.

32

The general partner of CCCP IV is CCP IV GP, a company organized under the laws of the Cayman Islands. The address of the principal business of CCP IV GP. is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. The principal business of CCP IV GP is to serve as the sole general partner of CCCP IV. CCP IV GP is a wholly owned indirect subsidiary of CCPL. CCPL is a company organized under the laws of the Cayman Islands. The address of the principal business of CCPL is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. The principal business of CCPL is investment holdings. CCHL owns 51% of the issued and outstanding ordinary shares of CCPL. CCHL is a company organized under the laws of Hong Kong. The address of the principal business of CCHL is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. CCHL is an investment management and advisory company.

The following table sets forth information about the directors and executive officers of CCHL and CCPL and the directors of CCP IV GP and 2019B Cayman as of the date of this Schedule 13E-3. As of the date of this Schedule 13E-3, CCP IV GP and 2019B Cayman do not have any executive officers and CCCP IV does not have any directors and executive officers.

Name	Business Address	Principal Occupation	Citizenship
Zhang, Yichen	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Chairman (from January 2013 to present), chief executive officer (from August 2013 to present) and director (from May 2002 to present) of CITIC Capital Holdings Limited; and director of CITIC Capital Partners Limited (from January 2003 to present)	Hong Kong

Matsukawa, Rikizo	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Managing director of CITIC Capital Holdings Limited (from April 2008 to present); director of CCP IV GP Ltd. (from March 2018 to present); and director of 2019B Cayman Limited (from February 2019 to present)	Japan

Chew, Boon Lian	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Senior managing director of CITIC Capital Holdings Limited (from July 2003 to present); managing partner of CITIC Capital Partners Limited (from April 2017 to present); and director of CCP IV GP Ltd. (from March 2018 to October 2018)	Singapore

Fung Yee Man, Annie	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Chief operating officer and senior managing director of CITIC Capital Holdings Limited (from October 2012 to present)	Britain

Chan, Kai Kong	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chief financial officer and senior managing director of CITIC Capital Holdings Limited (from January 2005 to present); director of CITIC Capital Partners Limited (from July 2005 to present); director of CCP IV GP Ltd. (from October 2018 to present); and director of 2019B Cayman Limited (from February 2019 to present)

Singapore

Zhang, Haitao	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Director of CITIC Capital Holdings Limited (from August 2004 to present); and vice chairman, president and head of asset management of CITIC Capital Holdings Limited (from April 2017 to present)	China

Al-Kuwari, Abdulla Ali MA	CITIC Capital Holdings Limited 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Qatar Investment Authority 5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar	Director of CITIC Capital Holdings Limited (from July 2018 to present); and principal of Qatar Investment Authority (from October 2010 to present)	Qatar

Chen, I-hsuan	CITIC Capital Holdings Limited 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Fubon Life Insurance Co., Ltd. 9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.	Director of CITIC Capital Holdings Limited (from June 2015 to present); and senior assistant vice present of Fubon Life Insurance Co., Ltd. (from November 2014 to present)	Taiwan

33

Mitchell, James Gordon	CITIC Capital Holdings Limited 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Tencent Holdings Ltd. 29F, Three Pacific Place, Wanchai, Hong Kong	Director of CITIC Capital Holdings Limited (from November 2014 to present); and chief strategy officer and senior executive vice president of Tencent Holdings Ltd. (from August 2011 to present)	Britain

Lin, Yun-Ku	CITIC Capital Holdings Limited 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Fubon Life Insurance Co., Ltd. 9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

Director of CITIC Capital Holdings Limited (from March 2016 to present); senior vice president of Fubon Life Insurance Co., Ltd. (from September 2019 to present); and president of Fubon Financial Holdings Venture Capital Corp. (from July 2015 to August 2019)

Taiwan

Al-Sowaidi, Mohammed Saif SS	CITIC Capital Holdings Limited 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Qatar Investment Authority 9 West 57th Street, 34th Floor, New York, NY 10019, USA	Director of CITIC Capital Holdings Limited (from July 2012 to present); and head (New York) of Qatar Investment Authority (from March 2010 to present)	Qatar

Cheung, Miu	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Senior managing director and managing partner of structured investment and finance of CITIC Capital Holdings Limited (from May 2000 to present)	Australia

Ching, Hiu Yuen	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Senior managing director and managing partner of real estate of CITIC Capital Holdings Limited (from May 2000 to present)	Hong Kong

Allegaert, Hans Omer	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Executive director of CITIC Capital Partners Ltd (from March 2014 to present); director of CCP IV GP Ltd. (from October 2018 to present); and director of 2019B Cayman Limited (from February 2019 to present)	Belgium

Xu, Zhichao

CITIC Capital Holdings Limited
28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

China Trust Protection Fund Co., Ltd.

20-23/F, Building 5, No. 1 Courtyard, Yuetan South Street, Xicheng District, Beijing

		Vice chairman, head of special situations and president of CITIC Capital (Ningbo) Investment Management of CITIC Capital Holdings Limited (from June 2017 to present); and chairman of China Trust Protection Fund Co., Ltd. (from January 2015 to June 2017)	China

Xin, Yuesheng	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Senior managing director of CITIC Capital Holdings Limited (from August 2002 to present); and management partner of CITIC Capital Partners Limited (from November 2004 to present)	China

Zhan, Weibiao

CITIC Capital Holdings Limited
28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Tencent Investment

11/F, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, People’s Republic of China

		Director of CITIC Capital Holdings Limited (from November 2019 to present); and managing director of Tencent Investment (from May 2003 to present)	China

34

During the past five years, none of CCCP IV, 2019B Cayman, CCP IV GP, CCPL and CCHL and, to the best of the knowledge of the CITIC Filing Persons, any of the persons listed in this “3. The Directors and Executive Officers of the CITIC Filing Persons” above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

4.       The Directors and Executive Officers of the Parfield Filing Persons

Each of Parfield and Amplewood is a British Virgin Islands company. Chan is the sole shareholder and sole director of each of Parfield and Amplewood. Chan is a Canadian citizen residing in Hong Kong. The principal business address and telephone number of Parfield, Amplewood and Chan is Unit No. 21E, 21st Floor, United Centre, 95 Queensway, Admiralty, Hong Kong and +852 2122 8902. The principal occupation of Chan is as a director of Huacomm Telecommunication Engineering (HK) Ltd. and he has been in such occupation since 1996.

During the past five years, none of Parfield, Amplewood and Chan has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

5.       The Directors and Executive Officers of the Hillhouse Filing Persons

HH China Bio Holdings is a Cayman Islands limited liability company that is owned by Gaoling Fund, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Gaoling”), and YHG Investment, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“YHG”). HCA, an exempted company with limited liability incorporated under the laws of the Cayman Islands, acts as the sole management company of Gaoling and the sole general partner of YHG. HH China Bio Holdings was formed for the purpose of holding investments. The principal business of Gaoling and YHG is investment activities and the principal business of HCA is investment management. The registered office and telephone number for HH China Bio Holdings is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Cayman Islands KY1-1205, +852 2179 1988. The registered office and telephone number for each of Gaoling and YHG is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands KY1 9008, +852 2179 1988. The business address and telephone number for HCA is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, +852 2179 1988.

Mr. Jun Shen (“Mr. Shen”) and Mr. Colm O’Connell (“Mr. O’Connell”) are the directors of HCA. Mr. Shen and Mr. O’Connell are directors and employees of HCA and have held these positions for the past five years. Richard Adam Hornung (“Mr. Hornung”) serves as General Counsel and Chief Compliance Officer of HCA and has held these positions for the past five years. The business address for Mr. Shen and Mr. Hornung is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Mr. O’Connell’s business address is 50 Raffles Place, #34-02A, Singapore Land Tower, Singapore, 048623.

Gaoling and YHG are the managing members of HH China Bio Holdings. As of the date of this Schedule 13E-3, HH China Bio Holdings does not have any executive officers.

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HH Sum is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by Hillhouse Fund IV, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“HH Fund IV”). HCM, an exempted company with limited liability incorporated under the laws of the Cayman Islands, acts as the sole management company of HH Fund IV. HH Sum was formed for the purpose of holding investments. The principal business of HH Fund IV is investment activities and the principal business of HCM is investment management. The registered office and telephone number for HH Sum is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Cayman Islands KY1-1205, +852 2179 1988. The registered office and telephone number for HH Fund IV is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands KY1 9008, +852 2179 1988. The business address and telephone number for HCM is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, +852 2179 1988.

Mr. Shen and Mr. O’Connell are the directors of HCM. Mr. Hornung serves as General Counsel and Chief Compliance Officer of HCM.

Mr. O’Connell is the sole director of HH Sum.

During the last five years, none of HCA, HCM, Gaoling, YHG, HH Fund IV, HH China Bio Holdings, HH Sum or any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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